Exhibit 99.2

Announcement Summary

Entity name

WOODSIDE ENERGY GROUP LTD

Date of this announcement

Wednesday May 21, 2025

The +securities the subject of this notification are:

+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

Total number of +securities to be issued/transferred

ASX +security code	Security description	Total number of +securities to be issued/transferred	Issue date

WDSAL	RIGHTS	106,271	14/05/2025

Refer to next page for full details of the announcement

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Part 1 – Entity and announcement details

1.1 Name of entity

WOODSIDE ENERGY GROUP LTD

We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2 Registered number type	Registration number

ABN	55004898962

1.3 ASX issuer code

WDS

1.4 The announcement is

New announcement

1.5 Date of this announcement

21/5/2025

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Part 2 – Issue details

2.1 The +securities the subject of this notification are:

+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

2.2a This notification is given in relation to an issue of +securities in a class which is not quoted on ASX and which:

has an existing ASX security code (“existing class”)

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Part 3B – number and type of +securities the subject of this notification (existing class) where issue has not previously been notified to

ASX in an Appendix 3B

ASX +security code and description

WDSAL : RIGHTS

Date the +securities the subject of this notification were issued

14/5/2025

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class

Yes

Were any of the +securities issued to +key management personnel (KMP) or an +associate?

Yes

Provide details of the KMP or +associates being issued +securities.

Name of KMP	Name of registered holder	Number of +securities
Marguerite (Meg) Eileen O’Neill	Marguerite (Meg) Eileen O’Neill	106,271

Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

Rights, each being an entitlement to receive one fully paid ordinary share in Woodside (ASX: WDS) at the end of a vesting period, subject to meeting vesting conditions. No amount is payable on vesting of the rights.

Further information regarding the terms of the Rights can be found in Woodside’s Notice of Annual General Meeting 2025 which is available at the following link: https://www.woodside.com/docs/default-source/asx-announcements/2025/018-noti ce-of-annual-general-meeting-2025.pdf?sfvrsn=9879fa44_3

Any other information the entity wishes to provide about the +securities the subject of this notification

The Rights were granted in accordance with Item 4 passed by shareholders at the 2025 Annual General Meeting (AGM) held on 8 May 2025.

Issue details

Number of +securities

106,271

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Part 4 – +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this notification, the +securities of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity’s current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (Total number of each +class of +securities issued and quoted on ASX)

ASX +security code and description	Total number of +securities on issue

WDS : ORDINARY FULLY PAID	1,898,749,771

4.2 Unquoted +securities (Total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue

WDSAL : RIGHTS	5,705,408

WDSAE : WEP EQUITY RIGHTS	6,508,807

WDSAB : PERFORMANCE RIGHTS	1,083,970

WDSAF : SWEP EQUITY RIGHTS	416,219

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Part 5 – Other Listing Rule requirements

5.1 Were the +securities issued under an exception in Listing Rule 7.2 and therefore the issue did not need any security holder approval under Listing Rule 7.1?

Yes

5.1a Select the number of the applicable exception in Listing Rule 7.2

14

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